SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF  FOREIGN  PRIVATE  ISSUER  PURSUANT  TO RULE 13a-16  OR
15d-16  UNDER THE  SECURITIES  EXCHANGE  ACT  OF  1934

For the month of May 2024

Commission File Number: 0-30862

CERAGON NETWORKS LTD. (Translation of registrant’s name into English)

3 Uri Ariav st., Rosh Ha’Ayin, Israel, 4810002 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS LTD

Date: May 2, 2024	By: /s/ Ronen Stein
Name: Ronen Stein Title: Chief Financial Officer

Ceragon Records Nearly $10 Million Quarter Booking
for Energy Sector

Ceragon continues to bring innovative wireless connectivity solutions to Private Networks for new and existing customers across the Energy Vertical

Rosh Ha'ain, Israel, May 2, 2024 – Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless solutions, today announced the finalization of several new deals serving the energy industry across multiple regions during Q1 2024. The cumulative deal value is worth nearly USD 10 million, the highest-ever quarterly booking for this sector. These strategic energy deals underscore Ceragon’s pivotal role in accelerating digital transformation within the energy industry, enabled by advanced connectivity solutions.

FPSO Connectivity
Notably, Ceragon will execute a network upgrade for a major player within the Oil and Gas sector, deploying its state-of-the-art PointLink technology across multiple Floating Production Storage and Offloading (FPSO) units. This modernization initiative is intended to optimize the client's operational framework by significantly elevating data transmission speeds and reliability, thus enhancing operational agility at reduced costs.

Natural Gas Pipeline Connectivity
In another significant transaction, Ceragon booked a multimillion-dollar deal with a new customer for a key component of national energy infrastructure – a Natural Gas Pipeline extending over 1,600 kilometers. This network enhancement project is vital for enabling sophisticated remote monitoring and control, which is essential for maintaining operational excellence in handling this critical infrastructure.

Fleet of Vessels
Ceragon will be providing stabilized offshore connectivity for a fleet of vessels transporting minerals from shallow water ports to deep water vessels 40km from shore. Leveraging Ceragon’s remarkably reliable stabilized PointLink solution will ensure high-capacity low-latency connectivity even in the harshest maritime environments.

Doron Arazi, CEO of Ceragon Networks, commented, “Our pursuit of private network opportunities is delivering impressive results, specifically in the global energy segment which is important for us. These strategic deals not only exemplify Ceragon's growing influence in the global energy sector but also our commitment to driving digital transformation through innovative wireless connectivity solutions. The energy sector represents a significant growth opportunity for Ceragon, with non-traditional customers seeking advanced connectivity in different operational and business models including managed services.”

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers' quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon's unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Ceragon’s public filings are available on the SEC’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding the benefits of the transaction as well as statements regarding the companies’ products, prospects and results following the transaction. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” and similar expressions, or the negative of such terms, or other comparable terminology (although not all forward-looking statements contain these identifying words that are intended to identify forward-looking statements).

Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements to be materially different from any future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the risk that the anticipated benefits of the transaction may not be realized on the contemplated timeframe or at all, which may adversely affect the company’s businesses and the price of Ceragon’s traded securities; the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; risks associated with delays in the transition to 5G technologies and in the 5G rollout; the effect of the evolving nature of the war situation in Israel and the related evolving regional conflicts; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on March 21, 2024, and in Ceragon’s other filings with the Securities and Exchange Commission  (“SEC”) as well as other documents that may be subsequently filed by Ceragon from time to time with the SEC.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

Ceragon’s public filings are available on the SEC’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor & Media Contact:

Rob Fink
FNK IR
1+646-809-4048
crnt@fnkir.com